

## Sora Bae Kim · 2nd

Seoul, South Korea · **Contact info**
500+ connections

 **Atinum Partners**
 **MIT Sloan School of Management**

 1 **mutual connection:** Youngwon Lee

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## Activity
688 followers

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## Experience


**Director**
Atinum Partners
Dec 2019 - Present · 2 yrs 11 mos
Seoul, South Korea


**Vice President**
Kellins AG
Nov 2018 - Aug 2019 · 10 mos
Zürich Area, Switzerland


**Investment Professional**
Alignment Credit
Sep 2015 - Oct 2018 · 3 yrs 2 mos
new york


**Investment Research Analyst**
Third Square Investments
Nov 2014 - Sep 2015 · 11 mos


**Business Development Manager**
LINE Euro-Americas Corp.
Jul 2014 - Oct 2014 · 4 mos
Madrid Area, Spain

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## Education


**MIT Sloan School of Management**
Master of Business Administration (MBA), Finance
2012 - 2014


**Imperial College London**
MEng, Civil Engineering
2004 - 2008

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## Volunteering


**Early stage seed funding venture capital analyst**
Strong Ventures
Feb 2015 - Dec 2017 · 2 yrs 11 mos
Animal Welfare

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## Skills

**Financial Modeling**

 Endorsed by Zvi Gordon and 1 other who is highly skilled at this

 13 endorsements

**Business Strategy**

 9 endorsements

**Strategy**

 9 endorsements

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## Languages

**English**
Full professional proficiency

**Korean**
Native or bilingual proficiency

**Spanish**
Native or bilingual proficiency

## Interests

**Influencers**  Companies  Groups  Schools

Betty Liu  · 3rd
Chairman and CEO at D and Z Media
Acquisition Corp.
779,587 followers

+ Follow

Michael Moritz  · 3rd
Chairman at Crankstart
597,317 followers

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## Causes

Education • Human Rights • Science and Technology